Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces the filing of a Registration Statement by Cloud Peak Energy Inc. for a proposed Initial Public Offering
12 August 2009
Rio Tinto announced today that its wholly owned subsidiary, Cloud Peak Energy Inc. (Cloud Peak Energy), has filed a new registration statement on Form S-1 with the United States Securities and Exchange Commission (SEC) in connection with Cloud Peak Energy’s proposed initial public offering (IPO) of its common stock. Cloud Peak Energy, comprised of most of Rio Tinto Energy America’s (RTEA’s) western U.S. coal assets, is a major producer of coal in the U.S. and in the Powder River Basin, operating two of the five largest coal mines in the region.
The joint book-running managers for the offering are Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and RBC Capital Markets Corporation.
The offering of common stock will be made only by means of a prospectus. When available, a copy of the preliminary prospectus relating to this offering may be obtained from Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, phone: (800) 221-1037; Morgan Stanley & Co. Incorporated, Prospectus Department, 180 Varick Street 2/F, New York, NY 10014, phone: (866) 718-1649; or RBC Capital Markets Corporation, Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, phone: (212) 428-6670.
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Jason Combes
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